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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Avigen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053690103

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,932,840
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,932,840
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 6.49%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,334,911
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,334,911
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,334,911
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 4.48%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,862,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,862,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,862,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 16.33%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 497,585
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 497,585
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 497,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 1.67%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,628,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,628,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,628,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 28.98%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,628,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,628,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,628,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 28.98%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

     This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Avigen, Inc., a Delaware corporation (“AVGN” or the “Issuer”). The principal executive office of AVGN is located at 1301 Harbor Bay Parkway, Alameda, California 94502.

     As specifically set forth herein, this Schedule 13D/A supplements and amends information contained in the Reporting Persons' Schedule 13D as represented by the most recently filed Schedule 13D/A dated October 31, 2008.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,932,840 shares of the Common Stock for an aggregate consideration of $1,185,743.02 (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,334,911 shares of Common Stock for an aggregate consideration of $822,974.67, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 4,862,764 shares of Common Stock for an aggregate consideration of $3,334,572.38, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 497,585 shares of Common Stock for an aggregate consideration of $312,220.35. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 5. Interest in Securities of the Issuer

     The Reporting Persons’ percentage ownership of Common Stock is based on 29,769,115 shares being outstanding.

(a)     As of November 11, 2008, BVF beneficially owns 1,932,840 shares of Common Stock, BVF2 beneficially owns 1,334,911 shares of Common Stock, BVLLC beneficially owns 4,862,764 shares of Common Stock, ILL10 beneficially owns 497,585 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 8,628,100 shares of Common Stock, representing percentage ownership of approximately 6.49%, 4.48%, 16.33%, 1.67% and 28.98%, respectively.

(b)     Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 8,628,100 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

(c)     Trades of Common Stock within the last 60 days have been made by the following Reporting Persons:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					Exchange	Type of Transaction
08/28/08	Common Stock	3.9565	(75,600)	(22,000)	(52,000)	(178,000)	NASDAQ	SALE
08/29/08	Common Stock	4.2484	(12,200)	(4,000)	(9,000)	(30,000)	NASDAQ	SALE
09/04/08	Common Stock	4.3576	(23,000)	(7,000)	(16,000)	(54,000)	NASDAQ	SALE
09/04/08	Common Stock	4.5195	(23,000)	(7,000)	(16,000)	(54,000)	NASDAQ	SALE
09/05/08	Common Stock	4.5968	(3,600)	(1,000)	(3,000)	(10,000)	NASDAQ	SALE
09/08/08	Common Stock	4.6000	(8,400)	(2,000)	(5,000)	(19,000)	NASDAQ	SALE
09/19/08	Common Stock	4.4000	(1,600)		(1,000)	(3,000)	NASDAQ	SALE
09/22/08	Common Stock	4.2500	(900)				NASDAQ	SALE
10/21/08	Common Stock	0.5853	1,583,000	406,000	1,092,000	3,919,000	NASDAQ	PURCHASE
10/21/08	Common Stock	0.5500	226,000	58,000	156,000	560,000	NASDAQ	PURCHASE
10/21/08	Common Stock	0.5500	24,000	6,000	17,000	59,000	NASDAQ	PURCHASE
11/04/08	Common Stock	0.7365	12,300	3,000	9,000	32,000	NASDAQ	PURCHASE
11/06/08	Common Stock	0.7091	21,100	5,000	14,000	52,000	NASDAQ	PURCHASE
11/07/08	Common Stock	0.7245	9,400	3,000	7,000	24,000	NASDAQ	PURCHASE
11/10/08	Common Stock	0.7329	34,400	9,000	24,000	87,000	NASDAQ	PURCHASE
11/11/08	Common Stock	0.7365	18,200	5,000	12,000	45,000	NASDAQ	PURCHASE

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 12, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.*
	By:	/s/ Mark N. Lampert
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated November 12, 2008, relating to the Common Stock of AVGN shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.
By:	/s/ Mark N. Lampert
Mark N. Lampert President